UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-42183

QMMM Holdings Ltd.

(Registrant’s Name)

Workshop 9, 11/F., Kodak House II,

39 Healthy Street East, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “QMMM”, “we,” “us” and “our” refer to QMMM Holdings Ltd. and its subsidiaries.

Financial Statements and Exhibits

The following exhibit is being filed herewith:

EXHIBIT INDEX

Exhibit No.	Description
99.1	QMMM Holdings Ltd. Announces First Half 2026 Unaudited Financial Results

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QMMM Holdings Ltd.

Date: September 29, 2026	By:	/s/ Ka Yee Chong
	Name:	Ka Yee Chong
	Title:	Director

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